P.E. 2/1/02



02014520

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: February 2002

ABB Ltd
(Exact name of registrant as specified in charter)

N/A
(Translation of registrant's name into English)

Switzerland
(Jurisdiction of organization)

P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive offices)

Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated February 13, 2002, in respect of its 2001 financial results.

2. Press release of ABB Ltd, dated February 13, 2002, in connection with its announcement that its Board of Directors shall reassess pension and other benefits received by two previous Chief Executive Officers.

Press Release

For your business and technology editors

ABB posts US$ 691 million loss for 2001 after substantial charges, cuts net debt in Q4 by US$ 2.2 billion on record cash flow

- Orders down 2 percent, revenues up 8 percent in local currencies
- EBIT US$ 279 million, after charges of US$ 952 million
- After asbestos provisions, net loss of US$ 691 million
- Net debt cut by US$ 2,194 million in fourth quarter on record cash flow
- Restructuring program ahead of schedule

Zurich, Switzerland, February 13, 2002 – ABB today reported a US$ 691 million net loss for 2001, after an increase in provisions for asbestos liabilities, a change in the calculation method for some reinsurance reserves, asset write-downs, and costs and provisions for project losses.

In local currencies, orders remained stable and revenues increased. EBIT fell to US$ 279 million from US$ 1,385 million in 2000.

Record cash generation in the fourth quarter helped reduce net debt by US$ 2,194 million, more than twice the company's target. The restructuring program, announced in July 2001, is well ahead of schedule, ABB said.

"After a detailed review of our operations, we took broad measures across our businesses to turn the page and put ABB on a better footing," said Jörgen Centerman, ABB president and CEO. "Given the economic slowdown, our revenue increase shows the dedication of our people in the midst of profound organizational changes. We will continue to focus our core offerings, cut costs and further reduce net debt. I am confident that we will deliver a healthy profit in 2002."

US$ in millions, except per share data	2001	2000	Change	Change in local currencies
Orders	23,779	25,440	- 7%	- 2%
Revenues	23,726	22,967	+ 3%	+ 8%
Earnings before interest and taxes (EBIT)	279	1,385	- 80%	- 78%
Income (loss) from continuing operations	(130)	881		
Income (loss) from discontinued operations , extraordinary items and accounting changes	(561)	562		
Net income (loss)	(691)	1,443		
Earnings per share (US$)				
Income (loss) from continuing operations, basic and diluted:	(0.11)	0.74		
Net income (loss), basic and diluted:	(0.61)	1.22		
EBITDA	1,066	2,221	- 52%	- 50%
Net cash provided by operating activities	2,193	1,022	+ 115%	+115%

Key figures in detail

Orders decreased 2 percent expressed in local currencies, or 7 percent in nominal terms to US$ 23,779 million. Base orders (orders below US$ 15 million) represented 87 percent of total orders. Reflecting more difficult economic conditions toward the end of the year, base orders declined 2 percent in nominal terms, but increased 2 percent in local currencies compared with 2000. Large orders (above US$ 15 million) declined 28 percent in nominal terms, or 23 percent in local currencies over the same period.

Revenues increased 3 percent to US$ 23,726 million, or 8 percent in local currencies. The order backlog declined by 9 percent to US$ 13,471 million, or 4 percent in local currencies, compared to year-end 2000.

EBIT was US$ 279 million in 2001, or 80 percent down from 2000, after US$ 952 million in charges comprising:

- US$ 138 million in underwriting losses in the Insurance business area, including US$ 48 million in provisions for expected claims from the September 11 attack in the U.S.
- US$ 295 million in a non-cash charge from a change in the calculation method for some reinsurance reserves
- US$ 288 million in operational measures, including write-downs of mainly intangible assets (US$ 93 million in 2001, US$ 17 million in 2000), costs and provisions for alternative energy
- projects (US$ 55 million) and project cost overruns in Oil, Gas and Petrochemicals (US$ 140 million)
- US$ 231 million in restructuring charges and related asset write-downs (2000: US$ 195 million)

The restructuring charges and mainly intangible write-downs mentioned above are included in other expense of US$ 106 million in 2001 (2000: other income of US$ 276 million). Also included in other expense were license income and income from equity accounted companies of US$ 161 million (2000: US$ 41 million) and capital gains of US$ 57 million (2000: US$ 447 million).

After interest expense and taxes, income from continuing operations showed a loss of US$ 130 million in 2001.

ABB reported a net loss for 2001 of US$ 691 million, after taking an after-tax charge of US$ 510 million in discontinued operations, including US$ 470 million for increased asbestos provisions. ABB also recorded a US$ 12 million extraordinary gain on the repurchase of own bonds and a one-time after-tax charge of US$ 63 million, required upon adoption of the new accounting standard FAS 133 under US GAAP, which was taken in the first quarter.

ABB's net cash provided by operating activities was US$ 2,193 million for 2001, more than double the US$ 1,022 million reported in 2000. In the fourth quarter alone, net cash provided by operating activities was US$ 1,848 million, up from US$ 769 million for the same period in 2000.

Balance Sheet and liquidity

Cash and marketable securities totaled US$ 5,713 million at December 31, 2001. Net debt (defined as short-, medium- and long-term debt less cash and marketable securities) was US$ 4,077 million at year-end, compared with US$ 1,757 million at December 31, 2000. Net debt increased during the year to fund dividend payments, acquisitions (Eutech and Entrelec), significant investment in Financial Services assets and the purchase of Treasury shares. Net debt stood at US$ 6,271 million as of September 30, 2001, but was reduced by US$ 2,194 million in the fourth quarter. The net debt reduction was mainly achieved by a rigorous cash flow generation initiative in all operating units, rolled out in the third quarter of 2001.

The further reduction of net debt through internal cash flow generation, portfolio management and asset sales remains a key objective for the company. ABB aims to cut net debt in 2002 by US$ 1.5 billion.

Stockholders' equity was US$ 2,014 million at December 31, 2001. Since the end of 2000, equity declined as a result of the 2001 net loss, dividends paid, the introduction of FAS 133, significant unrealized adverse currency movements, and the purchase of Treasury shares. The company has no plans for further share buybacks. At the Annual General Meeting in 2001, shareholders approved a share repurchase of 24 million shares. In light of changed market conditions, ABB's Board of Directors has decided not to effect a capital reduction, and shareholders will be asked to take affirmative note of its decision at the Annual General Meeting on March 12, 2002.

Outlook[1]

For 2002, revenues are expected to be flat in comparison to 2001. EBIT margin for the full year 2002 is expected to be in the range of 4 to 5 percent. EBIT and net cash from operations are expected to be stronger in the second half of 2002 than in the first half.

The target to grow revenues on average by 6 percent annually in the period 2001-2005 remains unchanged. EBIT margin is expected to reach 9-10 percent by 2005.

[1] Assumes no major currency effects and excludes major acquisitions and divestments

Employees

As of December 31, 2001, ABB employed 156,865 people compared to 160,818 at year-end 2000. Since June 30, 2001, excluding acquisitions and divestments, the number of employees decreased by more than 7,200 as the cost reduction program took effect.

Asbestos

As announced on January 30, 2002, ABB recently completed a comprehensive review of claims for asbestos liabilities pending against Combustion Engineering, a subsidiary in the United States. ABB decided to take a charge of US$ 470 million against discontinued operations to increase provisions for asbestos claims.

Total asbestos provisions on the balance sheet were increased to US$ 940 million at December 31, 2001, from US$ 590 million at the end of 2000. The relevant estimated insurance recovery was approximately US$ 150 million at the end of 2001, down from around US$ 160 million at December 31, 2000.

The number of new claims filed against Combustion Engineering increased from 39,000 in 2000 to 55,000 in 2001 and the average amount paid per claim increased from US$ 4,833 in 2000 to US$ 6,079 in 2001. As of December 31, 2001, around 94,000 claims were pending against Combustion Engineering compared to approximately 66,000 at the end of 2000.

In response to the increase in claims, Combustion Engineering has intensified its efforts to identify which claims are valid and which claims are not valid. Valid claims are settled and the invalid claims, which appear to be increasing significantly, are being disputed.

Approximately US$ 136 million was paid to settle claims in 2001 compared to US$ 125 million in 2000. ABB expects about US$ 43 million to be reimbursed by insurers for claims paid in 2001, down from US$ 48 million for claims paid in 2000.

Change in calculation method for reinsurance reserves

Reserves for unpaid claims and expenses in ABB's Insurance business are based on management and external expert estimates. From 1988 until 2001, the company estimated some reserves by calculating the present value of funds required to pay losses at future dates. In the U.S., where ABB underwrites many claims, the timing and amount of future claims payments have become more uncertain.
Therefore, the discounted value can no longer be reliably estimated. Instead, ABB will now show the expected future claims at full face value, resulting in a net charge of US$ 295 million to the 2001 profit and loss statement. This is a non-cash charge, which will be recovered through higher earnings over the life of the insurance contracts.

New accounting standards

ABB's accounting policies are described in detail in the notes to the consolidated financial statements in the Annual Report.

From January 1, 2001, ABB adopted Financial Accounting Standard (FAS) No. 133 on *Accounting for Derivative Instruments and Hedging Activities*. As a result, ABB recognized a one-time after-tax charge to net income of US$ 63 million for 2001.

From January 1, 2002, ABB is adopting new FAS Standards No.141 on *Business Combinations* and No.142 on *Goodwill and Other Intangible Assets*. As a result, all goodwill must be tested for impairment and a transition adjustment recognized, if necessary. ABB does not expect to record a material transition adjustment following impairment testing in 2002. Goodwill will no longer be amortized, and all goodwill will be subject to ongoing impairment tests; differences between fair value and carrying value will be recognized in the profit and loss statement. In 2001, ABB's goodwill amortization charge was US$ 191 million (2000: US$ 174 million).

Industrial IT progress report

More than 1,000 ABB products had been certified as meeting Industrial IT standards at the end of 2001. By then end of January 2002, certified products had increased to more than 3,000.

Industrial IT, a common systems integration architecture, harmonizes all ABB offerings, and can include third-party products.

By the end of 2001, 140 customers had chosen Industrial IT solutions.

Sustainability

ABB was ranked number one in its market sector - Industrial Goods and Services - in corporate sustainability by the Dow Jones Sustainability Index (DJSI) – topping the electric components and equipment industry group for the third year in a row in 2001.

With Industrial IT, ABB helps customers use resources more efficiently, lowering the environmental impact of their operations. ABB's program to Industrial IT-enable all its products includes assessments of their environmental impacts during their complete life cycle.

ABB is producing environmental product declarations for all core products, with 43 declarations produced to date for major product lines and 20 more are in the pipeline. Having implemented ISO 14001 standards at about 98 percent of its some 500 factories and service workshops, ABB is expanding its implementation to non-manufacturing sites.

The ABB Sustainability Report will be published in June.

Technology innovation

In 2001, ABB invested some 7 percent of revenues or $US 1.6 billion, in technology innovation. ABB spent US$ 654 million, or 2.8 percent of revenues, on research and development, and US$ 916 million, 3.9 percent of revenues, on order-related development. ABB has 6,000 employees working in research and development, most of them within the divisions.

The ABB Technology Report will be published in November.

Dividend recommendation

In order to strengthen the balance sheet, the Board of Directors proposes that no dividend be paid for 2001.

Nominations to the Board of Directors

The term of office for all members of the Board of Directors expires at ABB's Annual General Meeting on March 12, 2002.

On November 21, 2001, Mr. Percy Barnevik retired from his Board membership and resigned as Chairman of the Board. Messrs. Gerhard Cromme, Robert Jeker and Edwin Somm have decided not to stand for reelection. The remaining Board members stand for reelection for one year.

The Board proposes the election of the following new members to the Board for a period of one year:

Roger Agnelli, President and CEO of Companhia Vale do Rio Doce
Hans Ulrich Maerki, Chairman IBM Europe/Middle East/Africa
Michel de Rosen, President and CEO of ViroPharma, Inc.
Bernd W. Voss, former member of the Management Board of Dresdner Bank AG

After the Annual General Meeting, the Board intends to reelect Mr. Jürgen Dormann as its Chairman.

Division reviews

The ABB Group's reporting currency is the U.S. dollar, which strengthened against most of ABB's local currencies last year. The strengthened dollar continued to unfavorably impact results during the full year 2001. All figures reflect the full year's activity and, except for EBIT margins, comments refer to local currency figures.

EBIT excluding capital gains is shown below only if the aggregate of such gains is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local currencies
Orders	6,436	6,235	+ 3%	+ 7%
Revenues	5,649	5,473	+ 3%	+ 7%
EBIT*	148	250	- 41%	- 41%
EBIT margin	2.6%	4.6%		
Employees	15,745	15,826		

*Excluding capital gains, EBIT for the full year 2000 was US$ 196 million and the EBIT margin was 3.6 percent.

Demand in the Americas remained strong throughout 2001. Markets in Europe were stable, while in the Middle East and Africa political uncertainties have slowed investments. Asian demand continued to grow. Orders increased 7 percent for the year, and were boosted in the fourth quarter by a US$ 360 million order in China for a high-voltage direct-current (HVDC) power transmission system. All business areas reported order growth for the year.

Revenues were up 7 percent. Following a strong order intake in 2000, all business areas reported revenue growth in 2001 except Utility Services, which declined in comparison with higher revenues generated last year for the large ComEd project in Chicago.

Excluding one-time capital gains in 2000, EBIT fell 25 percent. In particular, Power Systems reported competitive price deterioration and lower margins as a result of delayed project awards and execution timing in large power system projects. EBIT margin decreased to 2.6 percent.

Process Industries

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local Currencies
Orders	3,376	3,497	- 3%	+/- 0%
Revenues	3,377	3,339	+ 1%	+ 5%
EBIT	116	88	+32%	+35%
EBIT margin	3.4%	2.6%		
Employees	15,937	15,997		

Throughout the year, many of the industries served by the division consolidated, particularly steel and paper where capital spending dropped sharply. Coupled with the economic slowdown, which worsened following September 11, this had a negative impact on demand in the cruise ships, metal, pulp and paper and mining businesses. In contrast, oil and gas vessel demand remained high due to continued exploration, and there are recent signs of improvement in the life sciences industry.

Despite falling demand, orders were flat for 2001. Orders increased significantly in the Petroleum, Chemical and Life Sciences business, offsetting moderate decreases in all other business areas. Marine and Turbocharging orders were down in comparison with a high order intake last year, but were still at good levels.

Revenues increased 5 percent, with all business areas reporting improvement. Marine and Turbocharging showed double-digit growth on execution of the order backlog from last year.

EBIT grew 35 percent as a result of early cost savings actions and productivity gains in projects, particularly in the Petroleum, Chemical and Life Sciences business area. EBIT margin increased from 2.6 to 3.4 percent.

Manufacturing and Consumer Industries

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local Currencies
Orders	4,388	5,485	- 20%	- 16%
Revenues	4,780	5,225	- 9%	- 4%
EBIT*	87	205	- 58%	- 56%
EBIT margin	1.8%	3.9%		
Employees	29,455	33,449		

*Excluding capital gains, EBIT for the full year 2000 was US$ 164 million and the EBIT margin was 3.1 percent.

The manufacturing and consumer industries have been the most negatively affected of the divisions by the economic slowdown in the major markets. Demand has been volatile and investment spending has been deferred, particularly in the automotive industries. European construction markets have progressively weakened, and in telecom, the rollout of UMTS networks remains on hold.

Poor demand resulted in a 16 percent drop in orders. Most affected were the Automotive Industries and Building Systems orders, particularly in the U.S., Germany and Sweden.

Revenues were down 4 percent, with growth in Building Systems partly offsetting the decline in Automotive Industries. The division reduced the number of employees in line with falling volumes.

Excluding capital gains in 2000, EBIT fell 45 percent due to low volume in Automotive Industries and Logistics Systems together with specific cases of project losses and restructuring in certain countries. EBIT margin decreased to 1.8 percent.

Oil, Gas and Petrochemicals

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local currencies
Orders	3,403	3,923	- 13%	- 12%
Revenues	3,489	2,796	+25%	+28%
EBIT	79	157	-50%	-49%
EBIT margin	2.3%	5.6%		
Employees	13,471	11,549		

Oil prices dropped in the fourth quarter to below the OPEC band of US$ 22 to US$ 28 per barrel, with the average price for 2001 below last year's. In the Upstream business, we had a high activity level for most of the year, with some softening of demand in the fourth quarter due to economic slowdown. In the Downstream business, demand fell off in 2001. Although demand for refineries and gas processing plants remained stable, both the petrochemicals and process technologies sectors declined.

Orders dropped 12 percent, compared with a particularly high intake in 2000. Continued high tendering activity in Upstream supported order growth, with several large projects booked during the first half of the year that partly offset the decline in Downstream.

Revenues increased 28 percent, fueled by Upstream's order intake in 2001 and the full year effect of Umoe, the oil and gas services company acquired in 2000. Downstream revenues remained flat.

EBIT dropped 49 percent due to provisions for cost overruns and project delays, mainly in two projects. As a result, EBIT margin was reduced to 2.3 percent.

Power Technology Products

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local currencies
Orders	4,221	4,071	+ 4%	+9%
Revenues	4,042	3,662	+10%	+15%
EBIT	234	244	- 4%	- 1%
EBIT margin	5.8%	6.7%		
Employees	27,555	27,785		

Strong demand continued in the Americas – particularly for transmission products – and parts of Asia. China was a particularly strong market toward the end of the year. European markets were mixed, while the Middle East and Africa developed positive momentum in the second half of 2001.

Orders increased 9 percent, led by double-digit growth in Power Transformers and High-Voltage Products. Distribution Transformers and Medium-Voltage Products recorded more modest increases, following the economic slowdown in North America that weakened building and infrastructure markets.

Revenues were up 15 percent, led by double-digit growth in High-Voltage Products, while all other business areas recorded good growth.

After higher restructuring charges, mainly taken in the fourth quarter of 2001 to improve future productivity, EBIT was flat. EBIT margin declined to 5.8 percent.

Automation Technology Products

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local currencies
Orders	5,170	5,421	- 5%	+/-0%
Revenues	5,246	5,175	+ 1%	+ 6%
EBIT	380	464	- 18%	- 14%
EBIT margin	7.2%	9.0%		
Employees	39,834	41,332		

Weakening demand in North American markets during the first half of 2001 was followed by a slowdown in Europe, while Asia (especially China) remained stable. Demand in the construction, marine, pulp and paper markets was down because of industry consolidation and reduced consumer spending after September 11. The automotive sector was particularly hard hit throughout the year.

In June 2001, ABB acquired Entrelec with 2,000 employees. In the second half of the year, the division reduced employees by more than 3,000.

Orders were stable despite generally difficult trading conditions, as moderate growth in Drives and Power Electronics and Low-Voltage Products offset flat or lower intake in other business areas. Following the automotive sector slowdown, Robotics reported a double-digit decline in orders.

Revenues grew 6 percent. Drives and Power Electronics reported particularly strong growth in 2001, while increases in Electrical Machines and Low-Voltage Products were fueled by strong order backlogs. Instrumentation and Metering had flat revenues for the year, while Control and Force Measurement, as well as Robotics, recorded decreases.

EBIT decreased 14 percent. This was due to the sharp downturn in Robotics coupled with fourth quarter charges for accelerated restructuring actions in 2002. Excluding timing differences and restructuring charges (which were at the same level for both full years), EBIT for the quarter was flat compared to fourth quarter 2000. Overall, EBIT margin fell to 7.2 percent.

Financial Services

US$ in millions, except where indicated	Full year 2001	Full year 2000	Change	Change in local currencies
Revenues	2,133	1,966	+ 8%	+13%
EBIT	-32	349		
Employees	1,220	1,125		

Declining equity markets, generally lower interest rates and rising credit concerns characterized 2001. The events of September 11 negatively affected most financial markets, but had a mixed impact on the global insurance market. After massive loss provisions reported in September, the worldwide insurance business is now experiencing rising demands for coverage while facing reduced capacity and more restrictive terms and conditions. Insurance premium rates are rising sharply as a result.

Revenues rose 13 percent on increased insurance premiums as well as the recent expansion of the leasing portfolio by Structured Finance. Most of Equity Ventures' income from equity-accounted investments does not appear in revenues but is instead recognized as other income in EBIT.

EBIT was a loss of US$ 32 million, as double-digit growth in all other business areas was offset by a loss in the Insurance business area. The loss followed underwriting losses totalling about US$90 million in an Insurance subsidiary. In addition, there was a US$ 48 million provision made for expected claims arising from the September 11 attack in the U.S. Furthermore, a change in the calculation method for some reinsurance reserves resulted in a non-cash charge of US$ 295 million.

Toward the end of 2001, Structured Finance successfully sold a number of lease transactions, while Equity Ventures reduced its stakes in certain projects. This was in line with ABB's drive to reduce net debt by the end of 2001.

Corporate/Other

US$ in millions, except where indicated	Full year 2001	Full year 2000
EBIT	-733	-372
New Ventures	-119	-12
Corporate R & D	-103	-96
Group Processes	-55	-57
Elimination of AFS interest income	-171	-151
Other Corporate	-315	-365
Capital Gains	30	309
Employees	13,648	13,755

Corporate/Other includes New Ventures, Corporate Research and Development (R & D), Group Processes, Other Corporate (e.g. holding company and stewardship costs, including real estate management), and elimination of intra-company interest income from Financial Services. In addition, capital gains may arise from asset sales, notably real estate holdings.

In 2001, the total operating cost from Corporate/Other increased to US$ 733 million, mainly as a result of lower capital gains from real estate sales. New Ventures reported much higher costs of US$ 119 million in 2001, primarily from asset write-downs. Other Corporate, however, reduced costs mainly as a result of the new leaner organizational structure. The cost for Corporate R & D and Group Processes remained at about the same level as in 2000, while elimination of Financial Services interest income increased due to higher intra-group borrowing levels throughout the year.

ABB Group Annual Report

The Annual Report will be distributed to shareholders on request and will be available at ABB's head office in Oerlikon-Zurich, Switzerland as of February 20, 2002.

Annual General Meeting and other important dates

The Annual General Meeting of ABB Ltd will be held on Tuesday, March 12, 2002, in Zurich. The 2002 quarterly reporting dates for ABB Ltd are scheduled for April 24, July 24 and October 24.

Today's press conference and analysts' meeting

ABB's annual press conference will be held today at 10.30 Central European time and broadcast live over the Internet (www.abb.com). Journalists are welcome to use the e-mail facility to ask questions.

The company will hold its annual results meeting for investors and analysts today at 15:00 Central European time. There will be a live broadcast over the Internet (www.abb.com/investorrelations). Teleconference callers should dial +41 848 224111 in Europe or +1 412 858 4600 in the U.S. and Canada. Presentation material is available on ABB's Web site (www.abb.com/investorrelations).

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has some 155,000 employees in more than 100 countries.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	**Investor Relations:**
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3800
Thomas Schmidt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492	USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com	

Press Release

For your business and technology editors

ABB Board of Directors reassesses benefits of former CEOs

Zurich, Switzerland, February 13, 2002 – The Board of Directors of ABB Ltd said today it is reassessing the pension and other benefits received by its former Chief Executive Officers Percy Barnevik and Göran Lindahl, adding that restitution will be sought of amounts paid in excess of obligations.

The Board said Barnevik had received some CHF 148 million in pension benefits after his resignation as CEO in 1996, while Lindahl's pension and other benefits amount to some CHF 85 million.

"These benefits were made available under the assumption of proper corporate approvals by the Board of Directors or on the basis of Board delegation," said ABB chairman Jürgen Dormann. "The Board of Directors has now determined that approval procedures for these benefits were unsatisfactory and that the company will seek restitution of amounts paid in excess of its obligations."

The Board will be discussing restitution with Mr. Barnevik and Mr. Lindahl and hopes the matter can be settled amicably.

The Board of Directors said it is acting after a detailed internal review in recent months, coupled with external expert opinions.

The Board of Directors stressed that compensation and pension levels of other ABB executives comply with prevailing international practices. Compliance is ensured by a recently established nomination and compensation committee.

For more information please contact:

Media Relations:	**Investor Relations:**
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3800
Thomas Schmidt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492	USA: Tel. +1 203 750 7743
Fax: +41 1 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 13, 2002

By: /s/ BEAT HESS
Name: Beat Hess
Title: Group Senior Officer

By: /s/ HANS ENHÖRNING
Name: Hans Enhörning
Title: Group Vice President